EXHIBIT 99.31

Form 51-102F3
Material Change Report

Item 1:               Name and Address of Company

Pretium Resources Inc. (“Pretivm” or the “Company”)
570 Granville Street, Suite 1600
Vancouver, BC  V6C 3P1

Item 2:               Dates of Material Changes

March 31, April 4 and April 8, 2011

Item 3:               News Releases

News releases were issued at Vancouver, BC on March 31 and April 8, 2011, disseminated via MarketWire and filed on SEDAR.

Item 4:               Summary of Material Change

On March 31, 2011,  the Company announced that, in connection with the previously announced secondary offering (the “Secondary Offering”) by its principal shareholder, Silver Standard Resources Inc. (“Silver Standard”), it had entered into an underwriting agreement with a syndicate of underwriters led by CIBC, Citigroup Global Markets Canada Inc. and UBS Securities Canada Inc. and including BMO, Dahlman Rose & Company, LLC, GMP Securities L.P., Credit Suisse Securities (Canada), Inc. and Salman Partners Inc. (together, the “Underwriters”), pursuant to which the Underwriters agreed to purchase an aggregate of 10,000,000 units at a price of $10.00 per unit (the “Offering Price”).   In addition, the Underwriters were granted an over-allotment option, exercisable for a period of 30 days from closing of the Secondary Offering, to purchase up to an additional 1,500,000 Units at the Offering Price.

On April 4, 2011, the Company filed the Final Short Form Prospectus with the securities regulatory authorities in each of the provinces of Canada, except Quebec, in connection with the Secondary Offering of 10,000,000 units at the price of $10 per unit. Each unit (a “Unit”) consists of one common share of Pretivm owned by Silver Standard and one-half of one common share purchase warrant of Pretivm, with each whole warrant (a “Warrant”) exercisable to purchase one common share of Pretivm owned by Silver Standard at a price (the “Exercise Price”) of $12.50 per share for a period of 12 months following closing of the Secondary Offering.

On April 8, 2011, the Company announced  that the previously announced Secondary Offering had been completed and included the exercise in full of the over-allotment option granted to the Underwriters.

Item 5:               Full Description of Material Change

5.1  Full Description of Material Change

Pricing of Offering

On March 31, 2011,  the Company announced that in connection with the previously announced Secondary Offering by its principal shareholder, Silver Standard, it had entered into an underwriting agreement with the Underwriters, pursuant to which the Underwriters agreed to purchase an aggregate of 10,000,000 Units at the Offering Price.  Each Unit consists of one common share of Pretivm owned by Silver Standard and one-half of one common Warrant of Pretivm, with each whole Warrant exercisable to purchase one common share of Pretivm owned by Silver Standard at the Exercise Price for a period of 12 months following closing of the Secondary Offering.

In addition, the Underwriters were granted an over-allotment option, exercisable for a period of 30 days from closing of the Secondary Offering, to purchase up to an additional 1,500,000 Units at the Offering Price.

Filing of Final Prospectus

On April 4, 2011, the Company filed the Final Short Form Prospectus with the securities regulatory authorities in each of the provinces of Canada, except Quebec, in connection with the Secondary Offering.  A copy of the Final Prospectus is available on SEDAR under the Company’s profile.

Closing of Offering

On April 8, 2011, the Company announced  that the previously announced Secondary Offering by its principal shareholder, Silver Standard, had been completed and included the exercise in full of the over-allotment option granted to Underwriters.

With the closing of the Secondary Offering, Silver Standard reduced its share position from 42.31% to approximately 28.86% of Pretivm’s total issued and outstanding common shares.  Silver Standard now holds 24,663,333 Pretivm shares, prior to any exercise of the Warrants.   Assuming all of the 5,750,000 Warrants are exercised, Silver Standard’s share position will be reduced to 22.13% of Pretivm’s issued and outstanding shares.

The Warrants issued by Pretivm under the Secondary Offering commenced trading on the Toronto Stock Exchange at the opening of markets on April 8, 2011 under the symbol “PVG-WT”. Pretivm did not issue any common shares or receive any proceeds from the Secondary Offering.

The securities offered are not registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to United States persons absent registration or any applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws.

Forward Looking Statements

This  Material  Change  Report  contains  "forward-looking  information"  within  the  meaning  of  applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable  legislation,  production  and  developments  in  our  operations  in  future  periods  and  adequacy  of financial resources.  Wherever possible, words such as "plans", "expects" or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward- looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final prospectus filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

5.2  Disclosure for Restructuring Transactions

Not applicable

Item 6:              Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:              Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8:              Executive Officer

Name of Executive Officer: Telephone Number:	Joseph Ovsenek, Chief Development Officer and Vice President (604) 558-1784

Item 9:              Date of Report

April 11, 2011